Call to General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 29, 2024.

Pampa Energía S.A. calls a General Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 29, 2024, at 11 a.m., at the first call, and in the case of the General Ordinary Shareholders’ Meeting, at noon, a second call to be held virtually according to the terms of the article 30 of the Company’s bylaws by Microsoft Teams to deal with the following Agenda:

1)	Appointment of shareholders to approve and sign the Meeting minutes.

2)	Consideration of the Company’s Balance Sheet, Statement of Comprehensive Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Notes, Independent Auditor’s Report, Supervisory Committee’s Report, Annual Report and Report on Compliance with the Corporate Governance Code, Management’s Discussion and Analysis required by the Regulations of the Argentine Securities Commission and the additional information required by the applicable rules, all for the fiscal year ended December 31, 2023.

3)	Consideration of the results for the year and allocation thereof (upon dealing with this item, the Meeting will qualify as an Extraordinary Shareholders’ Meeting).

4)	Consideration of the Director’s and Supervisory Committee’s performance for the fiscal year ended December 31, 2023.

5)	Consideration of (i) the Director’s fees (in the amount of Ps. 15,024,112,293.75) and in excess of $5,992,717,696.15 of the 5% profit limit established in Section 261 of the Corporate Law, in light of the proposal of non-distribution of dividends; and (ii) the Supervisory Committee’s fees (Ps. 20,401,872), for the fiscal year ended December 31, 2023.

6)	Consideration of fees payable to the Independent Auditor.

7)	Appointment of Regular and Alternate Directors.

8)	Appointment of Regular and Alternate members of the Supervisory Committee.

9)	Appointment of Regular Independent Auditor and Alternate Independent Auditor who shall render an opinion on the financial statements for the fiscal year started on January 1, 2024.

10)	Determination of fees payable to the Regular Independent Auditor and Alternate Independent Auditor who shall render an opinion on the financial statements for the fiscal year commenced on January 1, 2024.

11)	Consideration of allocation of a budgetary item for the operation of the Audit Committee.

12)	Consideration of: (i) the Merger of the split assets of Comercializadora e Inversora S.A. into Pampa Energía S.A. and Generación Argentina S.A., pursuant to Sections 82 et. seq. of the General Companies Law and Section 80 et seq. of the Income Tax Law (as restated in 2019); (ii) the Non-consolidated Special Balance Sheet of Merger of the Company as of December 31, 2023 and the Consolidated Balance Sheet of Merger as of December 31, 2023, together with the relevant independent auditor’s report and reports issued by the Supervisory Committee; (iii) the preliminary merger agreement; (iv) the granting of authorizations to enter into the final merger agreement; and (v) the granting of authorizations for the completion of the necessary procedures and submissions for obtaining the corresponding registrations (upon dealing with this item, the Meeting will qualify as an Extraordinary Shareholders’ Meeting).

13)	Consideration of the issuance of Convertible Notes, which will be convertible into ordinary shares and/or American Depositary Shares (“ADRs”) of the Company for up to a principal amount of US$ 400,000,000 (U.S. Dollars four hundred million) (or the equivalent thereof in other currencies) under the Notes Program, and entitled to dividends as from the date of exercise of the respective conversion right. Increase of capital stock and issuance of new shares upon and to the extent of the exercise of conversion rights under the Convertible Notes under the Negotiable Obligations Law, in the amount required to meet any future requests for the conversion of Notes. Establishment of guidelines on and limits to the powers to be delegated to the board of directors: (i) condition for the issuance of Convertible Notes: they shall only be issued if the listed value of the Company’s ADRs is at least US$ 50 per ADR at the time the board of directors resolves to issue the Notes, and (ii) the conversion value shall not be less than the listed value of the ADRs at the time of issuance of the Convertible Notes plus a conversion premium of at least 20%.

14)	Delegation on the Board of Directors, with the power to delegate in turn, of the most ample powers in relation to item 13) of the Agenda. Implementation of the issuance of shares corresponding to the capital increase upon the exercise of conversion rights, and filing of an application for the public offering of the shares and/or ADRs to be issued pursuant to and upon the exercise of conversion rights with the Argentine Securities Commission, the Buenos Aires Stock Exchange, Mercado Abierto Electrónico, the Securities and Exchange Commission and/or any similar domestic and/or foreign entities.

15)	In respect of the subscription of any convertible notes that may be issued by the Company, consideration of the suppression of first-refusal and accretion rights in relation thereto (upon dealing with this item, the Meeting will qualify as an Extraordinary Shareholders’ Meeting).

16)	Alternatively to item 15), consideration of the exercise of the first-refusal right exclusively through the placement procedure to be determined in the corresponding public offering prospectus without the application of any minimum term, granting preference in the allocation of the Convertible Notes to the beneficiaries of the first-refusal right up to the amount of the Convertible Notes that correspond to them according to their percentage of holdings, provided that the purchase orders to be submitted are at the price resulting from the placement procedure or at a determined price that is equal to or higher than said subscription price determined in the public offering, and without the application of the accretion rights, all in accordance with the provisions of Article 62 bis of Law No. 26.831 and Article 6 bis, subsection b) of the Company's Bylaws.

17)	Grant of authorizations to carry out the proceedings and filings necessary to obtain the relevant registrations.

NOTE 1: Shareholders shall send the relevant certificates evidencing the balance of their book-entry accounts, issued to such effect by Caja de Valores S.A., to Maipú 1, Ground Floor, City of Buenos Aires or by e-mail to legalcorporativo@pampaenergia.com, on any business day from 10.00 a.m. to 6.00 p.m. until and including April 23, 2024. NOTE 2: According to the provisions of the Regulations of the Argentine Securities Commission, as amended in 2013, when enrolling to participate at the Meeting, the Shareholder shall report the following data: first and last name or complete corporate name; type and personal identity document number in the case of natural persons or registration data in the case of legal entities, expressly indicating the Registry where they are registered with and its jurisdiction, domicile and type of address and phone and e-mail. The same information must be filed by any person who attends the Meeting as representative of a shareholder. NOTE 3: The Meeting will be held by Microsoft Teams that guarantees: (i) accessibility to all registered shareholders, with voice and vote; (ii) simultaneous transmission of sound, images and words through the Meeting; and (iii) the recording of the Meeting with digital support. We will send the instructions to connect to the Meeting to those who registered to the above-mentioned email. Proxys must be sent FIVE (5) working days in advance of the Meeting to our email informed in item 1. NOTE 4: Shareholders are hereby reminded that, following the Regulations of the Argentine Securities Commission, as amended in 2013, in the event of shareholders that are entities organized abroad, (i) information shall be given about the ultimate beneficial owners of the shares that comprise the capital stock of the foreign Company and the number of shares that they shall vote, stating first and last name, nationality, actual domicile, date of birth, national identity document or passport number, taxpayer identification number (CUIT), worker’s identification number (CUIL) or any other form of tax identification and occupation, and (ii) proof shall be submitted of their registration under the terms of Sections 118 or 123 of the Business Companies Law No. 19,550, as amended (“BCL”), and the representative appointed to vote at the Shareholders’ Meeting shall be duly registered with the relevant Public Registry or provide evidence of its capacity as duly appointed proxy. NOTE 5: In addition, if the Shareholder is a trust or any other similar entity, or a foundation or any other similar entity, whether public or private, it shall be required to comply with Section 26, Chapter II, Title II of the Regulations of the Argentine Securities Commission, as amended in 2013. NOTE 6: The Shareholders are hereby required to be present at least 15 minutes in advance of the time scheduled for holding the Meeting.

María Agustina Montes

Head of Markets Relations